Exhibit 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except ratios)

	Years ended December 31,
	2017	2016	2015	2014	2013

Income from operations before taxes on income	1,657	3,692	1,486	3,568	2,473
Adjustments:
Equity in earnings of equity affiliates	(361)	(284)	(299)	(266)	(547)
Distributed income of equity affiliates (1)	201	85	143	1,704	629
Net income attributable to noncontrolling interest	18	10	10	3
Fixed charges net of capitalized interest	199	195	171	159	148

Earnings before taxes and fixed charges as adjusted	1,714	3,698	1,511	5,168	2,703

Fixed charges:
Interest incurred	187	179	172	160	153
Portion of rent expense which represents
an appropriate interest factor (2)	44	35	31	36	28
Amortization of debt costs	4	4	3	3	2

Total fixed charges	235	218	206	199	183

Preferred stock dividends grossed up to a pre-tax basis	156	98	109	136	-
Combined fixed charges and preferred stock dividends	391	316	315	335	183

Ratio of earnings to fixed charges	7.3x	17.0x	7.3x	26.0x	14.8x

Ratio of earnings to combined fixed charges and preferred stock dividends	4.4x	11.7x	4.8x	15.4x	14.8x

(1)In 2014, includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the acquisition of Samsung Corning Precision Materials.

(2)One-third of net rent expense is the portion deemed representative of the interest factor.

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